                      Filed by King Pharmaceuticals, Inc.

       Pursuant to Rule 425 under the Securities and Exchange Act of 1933
                         Commission File No.: 001-15875
                  Subject Company: JONES PHARMA INCORPORATED



THE FOLLOWING ARE MATERIALS PRESENTED BY REPRESENTATIVES OF KING
PHARMACEUTICALS, INC. AND JONES PHARMA INCORPORATED TO INVESTORS AND ANALYSTS BEGINNING ON JULY 24, 2000.

[KING LOGO]

         [KING PHARMACEUTICALS LOGO]                  [JONES LOGO]

                             THE COMBINATION OF TWO
                        LEADING EMERGING PHARMACEUTICAL
                                   COMPANIES

[KING LOGO] FORWARD-LOOKING STATEMENTS

         THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS WHICH REFLECT MANAGEMENT'S CURRENT VIEW OF FUTURE EVENTS AND OPERATIONS. THE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. CERTAIN FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS ARE DISCUSSED IN VARIOUS SECTIONS OF JONES' AND KING'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AND THE JONES' AND KING'S FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000, WHICH ARE ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), THE COMPANY'S FORM S-4 AS FILED WITH THE SEC ON DECEMBER 10, 1999, AND THE COMPANY'S FORM S-3 AS FILED WITH THE SEC ON JANUARY 21, 2000, INCLUDING THE COMPANY'S PROSPECTUS AS SUPPLEMENTED AND FILED WITH THE SEC ON APRIL 19, 2000. THE COMPANY DOES NOT UNDERTAKE TO PUBLICLY UPDATE OR REVISE ANY OF ITS FORWARD-LOOKING STATEMENTS EVEN IF EXPERIENCE OR FUTURE CHANGES SHOW THAT THE INDICATED RESULTS OR EVENTS WILL NOT BE REALIZED.

[KING LOGO] TRANSACTION OVERVIEW

         -        King to issue 1.125 King shares for each Jones share

         -        One Jones Representative to join King's board

         - Merger structured as a pooling of interests, tax free to both King and Jones' shareholders

         -        $100 MM reciprocal break-up fee

         -        Walk-away and top-up right

         -        Timing: Depending on regulatory review, Q3 or Q4 2000

[KING LOGO] A POWERFUL COMBINATION ...

         -        A new leading emerging growth pharmaceutical company

         -        Diversified therapeutic focus

         -        Multiple growth engines

         - Strong cross-selling opportunities with a broader, complementary sales force

         -        Financial strength

         -        Enhanced liquidity

         -        EPS Accretive

[KING LOGO] ... COMBINING TWO STRONG PERFORMERS ...

                                      KING

         ===============================
                            '97-'99 CAGR
         -------------------------------

         Revenues               137%

         EBITDA                 161%

         Net Income              75%
         -------------------------------


                                      JONES

         ===============================
                            '97-'99 CAGR
         -------------------------------

         Revenues                22%

         EBITDA                  34%

         Net Income              40%
         -------------------------------

[KING LOGO] ... CREATES A NEW LEADING EMERGING PHARMACEUTICAL COMPANY ...

         - Combination creates one of the premier emerging pharmaceutical companies with over $5.4 BN market value(1)

         - Combined company has approximately $591 MM in revenues, and $279 MM in EBITDA(2)

         - One of the most profitable companies with pro forma EBITDA margin of 47.2%(2)

         - 418 sales people focused on GP/FPs, endocrinologists, and hospitals.

                  (1)      As of market close on July 21, 2000.

                  (2) Using LTM financials for the twelve months ended 6/30/00. Depreciation for Jones estimated using 1999 depreciation as a percentage of sales.

[KING LOGO] ... WITH A DIVERSIFIED THERAPEUTIC PRESENCE ...

                             1999 SALES - $512.4 MM

                                    [GRAPH]

                             ESTABLISHED BRAND NAMES

CARDIOVASCULAR

     Altace

ANTI-INFECTIVES/ANTI-VIRALS

     Lorabid

     Fluogen

     Cortisporin

ENDOCRINOLOGY

     Levoxyl

     Tapazole

     Cytomel

SURGICAL

     Thrombin

[KING LOGO] ... A BALANCED PRODUCT PORTFOLIO ...

                                      KING

                                   $379.9 MM

                                    [GRAPH]

                                     JONES

                                   $132.5 MM

                                    [GRAPH]

                             1999 REVENUE BY PRODUCT

                                    COMBINED

                                   $512.4 MM

                                    [GRAPH]

         (1) Q3 and Q4 revenues annualized. Percentages based on a full year of Lorabid.

[KING LOGO] ... MULTIPLE GROWTH ENGINES ...

(DOLLARS IN MILLIONS)

                  ===========================================================
                                           1998          1999        % Change
                  -----------------------------------------------------------

                  Altace                  $ 93.9        $122.4          30.4%

                  Levoxyl                   25.7          32.8          27.6%

                  Thrombin                  17.3          33.7          95.1%

                  Cytomel/Triostat           8.6          13.6          58.8%

                  -----------------------------------------------------------

[KING LOGO] ... MULTIPLE GROWTH ENGINES ...

         (DOLLARS IN MILLIONS)
         ====================================================================
                                    H1 `99          H1 `00           % Change
         --------------------------------------------------------------------

         Altace                      $45.4           $64.1             41.1%

         Levoxyl                      14.6            25.6             75.6%

         Thrombin                     14.1            25.3             80.3%

         Cytomel/Triostat              7.7            10.8             40.8%

         --------------------------------------------------------------------

[KING LOGO] ... INCLUDING ALTACE, A DIFFERENTIATED ACE INHIBITOR ...

         -        The most clinically proven ACE inhibitor

         -        The HOPE study

                  - Altace found to significantly reduce death from cardiovascular disease

                  -        Published in NEJM in January 2000

         - FDA recommendation for supplemental NDA for prevention of cardiovascular disease, stroke and "all-cause mortality"

                         ALTACE(R) NEW RX'S PER WEEK(1)

                     ALTACE NEW RX'S: 4 PER WEEK MOVING AVG
                                  IMS AMERICA

                                    [CHART]

Source: IMS America

(1)      4 week moving average

[KING LOGO] ... COMPLEMENTED BY LEVOXYL, THROMBIN, AND CYTOMEL

                                    LEVOXYL

         -        # 2 in hypothyroidism market

         -        24.8% share of Rx in 1999

         -        20th most prescribed drug in the U.S. in 1999

         -        31% sales CAGR since its acquisition by Jones in 1996


                                    THROMBIN

         -        One of the leading products in the surgical hemostasis market

         -        The leading bovine thrombin product

         -        Growth potential from fibrin sealant products

         -        22% 10-year sales CAGR

                                    CYTOMEL

         - Studies underway on ability to enhance anti-depressant activity

         -        39% sales CAGR since its acquisition by Jones in 1997

[KING LOGO] NATIONWIDE SALES INFRASTRUCTURE

                                     [MAP]

[KING LOGO] NATIONWIDE MANUFACTURING INFRASTRUCTURE

                                 ROCHESTER, MI

         -        Manufactures Fluogen

         -        Contract Manufacturing

                                 MIDDLETON, WI

         -        Manufactures Thrombin

                                 ST. LOUIS, MO

         -        Manufacturing, distribution, JMED headquarters

                                   CANTON, OH

         -        Warehousing and distribution of controlled substance products

                                  BRISTOL, TN

         -        Manufacturing, KG headquarters

                               ST. PETERSBURG, FL

         -        Manufactures Levoxyl

[KING LOGO] SIGNIFICANT POTENTIAL SYNERGIES

         -        Cross-selling opportunities

                  - Levoxyl and Cytomel marketed by King's GP/FP sales force

                  -        Altace and Lorabid marketed by Jones' sales force

         -        Selected cost savings opportunities

         -        Financial strength reduces overall cost of capital

[KING LOGO] PRO FORMA HISTORICAL FINANCIAL PERFORMANCE

         (DOLLARS IN MILLIONS)
         =================================================================================
                                    1997           1998          1999          '97-'99
                                                                                 CAGR
         ---------------------------------------------------------------------------------

         Revenues                  $156.7         $294.4        $512.4           80.8%
             % Growth                               87.9%         74.0%

         EBITDA                    $ 68.3         $131.1        $243.6           88.9%
             % of Revenues           43.6%          44.5%         47.5%

         Net Income(1)             $ 41.8         $ 75.7        $100.6           55.1%
             % of Revenues           26.7%          25.7%         19.6%
         ---------------------------------------------------------------------------------

(1)      Before extraordinary items. Includes continuing operations only.

[KING LOGO] PRO FORMA HISTORICAL FINANCIAL PERFORMANCE

         (DOLLARS IN MILLIONS)
         ======================================================================
                                     H1 `99           H1 `00           % CHANGE
         ----------------------------------------------------------------------

         Revenues                    $213.3           $292.0            36.9%

         EBITDA                      $107.8           $146.4            35.8%
             % of Revenues             50.5%            50.1%

         Net Income(1)               $ 44.1           $ 67.4            52.8%
             % of Revenues             20.7%            23.1%
         ----------------------------------------------------------------------

(1)      Before extraordinary items.

[KING LOGO] CAPITALIZATION

         PRO FORMA CAPITALIZATION
         (DOLLARS IN MILLIONS)
         ============================================================
         PERIOD ENDED 6/30/00                              KING/JONES
         ------------------------------------------------------------

         Debt(1)                                             $150.0

         Shareholders Equity                                 $795.7
                                                             ------
         Total Cap                                           $945.7

         Debt/EBITDA                                           0.5x

         Total Debt/Total Cap                                 15.9%
         -----------------------------------------------------------

(1)      Pro forma for King debt paydown with excess cash.

[KING LOGO] RECENT DEVELOPMENTS - ALTACE CO-PROMOTION

         - Co-promotion agreement signed on June 23, 2000, with Wyeth-Ayerst division of American Home Products

         -        AHP will assign over 1000 sales reps

         - Annual fee to AHP based on a range of 20% to 50% of annual net sales

         -        Upon execution:

                  -        $75 million equity investment

                  -        $25 million cash payment

         -        $50 million cash payment upon FDA approval of pending sNDA

         -        Right to purchase 3 other branded pharmaceutical products

[KING LOGO] STRONG, EXPERIENCED MANAGEMENT TEAM

           NAME                                                     TITLE                                     INDUSTRY EXPERIENCE
           ----------------------------------------------------------------------------------------------------------------------

           John Gregory                       Chairman and CEO, King Pharmaceuticals                                  14

           Joseph Gregory                     Vice Chairman-Operations, King Pharmaceuticals                          14
                                              President and CEO, Monarch Pharmaceuticals

           Richard Williams                   Vice Chairman-Research, King Pharmaceuticals                            28

           Jeff Gregory                       President, King Pharmaceuticals                                         11
                                              President and CEO, Parkedale Pharmaceuticals

           Andrew Franz                       President and CEO, Jones subsidiary                                     27

           Ernie Bourne                       President and CEO, King Pharmaceuticals International                   4

           Brian Shrader                      CFO, King Pharmaceuticals                                               9

           Michael Bramblett                  Executive Vice President, Corporate Development                         10

           Kyle Macione                       Executive Vice President, Corporate Affairs                             4

           John Bellamy                       Executive Vice President, General Counsel                               5

[KING LOGO] THE KING/JONES ADVANTAGE

         - Uniquely positioned for growth within the emerging pharmaceutical sector

         -        Diversified therapeutic focus provides opportunities

         - Operating strategy - acquisition and enhancement of existing product lines

         - Stronger sales force of 418 reps with substantial cross selling opportunities

         -        Deep, experienced management team and labor force

         -        Proven track record of profitability and growth

                                  POTENTIAL Q&A
--------------------------------------------------------------------------------


AGREEMENT

Q: HOW MANY SHARES OF KING WILL I NOW OWN?

A: Jones shareholders will receive 1.125 shares of King for each share of Jones. If King's share price falls below $29.33, Jones has the right to walk away from the transaction. However, if King then decides to deliver $33.00 in stock for each share of Jones, the transaction will be consummated. In this case, the number of shares which King would have to deliver would be determined using a pricing period which is twenty days preceding the annual meeting by six days.

Q: HOW WILL THE TRANSACTION BE STRUCTURED?

A: The merger is expected to be accounted for as a pooling-of-interests and is also expected to be tax-free to King and Jones shareholders.

Q: WHAT IS THE TIMING OF THE MERGER?

A: We expect the merger to be completed as early as Q3 00 depending on regulatory review.

Q: WHAT PROVISIONS ARE IN THE AGREEMENT TO PROTECT KING/JONES IN THE EVENT THE MERGER DOES NOT TAKE PLACE?

A: A $100MM reciprocal break up fee payable to King/Jones under certain circumstances.

Q: WHY DOES THE PREMIUM APPEAR SO LOW?

A: When we announced the transaction, the premium to the previous day's closing price was about 17%, but Jones' stock had been trading up despite any particular newsflow from the Company. The price also represented about a 35% premium to Jones' one month trading average, which is in-line with similar transactions, and is close to Jones' 52-week-high.

Q:  HOW WAS THE EXCHANGE RATIO ARRIVED AT?

A: We considered historical exchange ratios in addition to standard valuation techniques.

Q:  WHAT ARE THE CLOSING CONDITIONS?

A: The closing conditions are the standard conditions for a merger of this type, including a shareholders' vote by both sides, HSR approval, and clearance of the proxy by the SEC.

Q:  ARE THERE LIKELY TO BE SUBSTANTIAL HSR ISSUES?

A:  We don't believe there will be any anti-trust issues.

Q:  IS THERE ANY LOCK-UP ON THE SHARES OF DENNIS AND JUDITH JONES?

A: Not beyond the normal restrictions accorded affiliates and until pooled financial results are publicly released.

Q: WILL THERE CONTINUE TO BE A DIVIDEND?

A: Jones will continue to pay its normal dividends, if any, in the normal course, until closing. After closing, King will continue its current policy of not paying dividends.

BOARD OF DIRECTORS

Q: WHAT WILL HAPPEN TO DENNIS JONES?

A: Due to personal reasons, Dennis Jones has elected to retire from active management of the Company. However, he has elected to remain a consultant to the Company. We have very much enjoyed working with Dennis on this transaction and look forward to his insight and consultation going forward.

Q: WHAT WILL BE THE COMPOSITION OF THE COMBINED COMPANY'S BOARD?

A: King's board plus Drew Franz.

JONES

PRODUCTS

Q: HOW DO YOU EXPECT THROMBIN TO COMPETE WITH HUMAN THROMBIN AND FIBRIN
SEALANTS?

A: We believe that thrombin will remain competitive due to:
   1. Strength of our combined sales force selling into hospitals;
   2. Our thrombin is priced advantageously relative to alternatives, namely, human thrombin; and
   3. Fibrin sealant companies use Jones bovine thrombin in their products. It should be noted that CoStasis, a fibrin product of Cohesion Technology, has been approved by the FDA on June, 2000. CoStasis will be launched July, 2000 by US Surgical under an agreement with Cohesion Technology.

Q: HOW WILL GENERIC COMPETITION AFFECT SALES OF TAPAZOLE?

A: We believe that Par will continue to gain market share, however, we will continue to allocate part of our sales force to support this product. We think that the main engines of growth for the combined Company will include Altace, Lorabid, Cortisporin, Levoxyl, Thrombin and Cytomel and do not believe that a decrease in Tapazole sales will have a material adverse impact on the business.

Q: ARE YOU EXPECTING TO PURSUE ADDITIONAL INDICATIONS FOR CYTOMEL?

A: Studies are underway to determine the possible use of Cytomel in depressed patients. Peer articles have indicated that there is benefit in using Cytomel in bypass surgery and other cardiothoracic procedures. We will decide at a later stage if we will pursue these indications with the FDA.

Q: WHAT IS YOUR STRATEGY WITH RESPECT TO LEVOXYL?

A: We plan to submit our NDA filing shortly to comply with FDA guidelines. We expect to be one of the first companies to submit an NDA for levothyroxine. After the merger, our sales force will have more than 400 people. We expect to achieve substantial productivity gains from using our combined GP/FP sales force to promote the product. Historical data demonstrates that Levoxyl is highly sensitive to promotional and detailing efforts. We believe that by modifying the calling cycle of the sales force and increasing the number of sales reps detailing Levoxyl, we could achieve a substantial increase in the number of Levoxyl writers. Since Levoxyl is currently mostly prescribed as written, an increase in the number of prescriptions should have a direct impact on King's revenues. (See synergy question)

In addition, we believe that the hypothyroidic population is likely to increase due to recent peer review articles and the more frequent addition of a thyroid test to normal blood tests.

Q: WHAT IS THE STATUS WITH RESPECT TO A REVISED SUPPLY AGREEMENT FOR CYTOMEL?

A: [We are currently in late stage discussions with Schering to extend that agreement.]

Q: WHAT IS EXPECTED TO OCCUR WITH THE SUPPLY CONTRACT FOR TRIOSTAT WITH SMITHKLINE BEECHAM?

A: We have selected a new third party manufacturer and expect that arrangements will be finalized shortly.

Q: DOES JONES OWN ANY OF THE PATENTS TO ITS PRODUCTS?

A: Jones does not own any patent. However, Jones' key products have achieved some degree of differentiation through branding and marketing efforts. Jones has also secured some protection for its products by means of a variety of measures: bioequivalence barriers, manufacturing barriers, and raw materials sourcing hurdles.

STRATEGY

Q: DOES JONES HAVE ANY ACQUISITIONS IN THE PIPELINE?

A: Jones, like King, regularly looks at various acquisition opportunities. However, it is our policy not to comment on acquisitions specifically. We do expect the combined Company to have even greater resources to pursue significant acquisitions with greater balance sheet strength and a broader strategic platform, and we also expect additional opportunities through product life cycle management.

SHAREHOLDERS

Q: HOW WILL THE PROJECTED GROWTH OF THE NEW ENTITY COMPARE WITH THE PROJECTED GROWTH OF THE STANDALONE COMPANIES?

A: Both companies have achieved rapid historical growth. We expect going forward that part of the growth of the new company will be driven by Altace, particularly in light of the recent promotion agreement with American Home Products, and also Lorabid and Cortisporin. In addition, we expect Levoxyl, Thrombin and Cytomel to contribute significantly to growth in the coming years. We believe that the combination of our two sales forces will allow us to achieve growth in excess of what the two companies could otherwise achieve on their own. In addition, we will benefit from increased marketing resources to support the sales of our pipeline products.

Q: WHAT IS KING'S STRATEGY FOR CONTINUING GROWTH?

A: King intends to focus its marketing efforts on its existing portfolio as well as that of Jones. In addition, the Company will continue to seek acquisitions, and product life cycle management opportunities.

Q:  ARE THERE EXPECTED TO BE ANY SYNERGIES IN THE MERGER?

A:
    - We think there is a very complementary and synergistic fit between the two companies
    - After the merger we'll have over 400 sales people. We believe that this will allow us to market our existing products more efficiently which should result in higher sales
    - We see cross-selling opportunities for many of our products, including Altace, Lorabid, Cortisporin, Levoxyl, Thrombin and Cytomel
    - For example, a lot of Levoxyl prescriptions are actually written by GP/FPs which is King's key calling point. We think King's 300 sales people will be a big addition to the 123 sales people Jones currently has marketing its products. Likewise, some of King's products, including Altace and Lorabid, are natural sales calls for Jones' sales people
    - Jones also has a strong hospital sales effort, which is a benefit for some of King's current products, but more importantly will be great for the products under development at Medco
    - We also expect to achieve modest cost savings as part of the synergies. In addition, King can use the cash from Jones to further strengthen our balance sheet or to invest in future acquisitions.

Q: CAN YOU QUANTIFY THE SYNERGIES?

A. Cost savings will come from elimination of redundant public company expenses and other miscellaneous items. Of course, Dennis and Judy Jones are stepping down too. Revenue related synergies, we think, will be significant, and may contribute in the range of over $30 million in sales annually within a few years.

Q: WILL THERE BE COST SAVINGS FROM COMBINING MANUFACTURING OPERATIONS?

A: We do not currently plan to close any plants. Some of Jones' operations are capacity constrained, and we should be able to use capacity at King's plants to accommodate some of the strong growth of Jones' products. We may also be able to perform some steps more efficiently at King. The combination of manufacturing efficiencies should reduce the capital expenditures of the combined entity.

Q: WHAT WILL HAPPEN TO THE JONES EMPLOYEES?

A: Dennis and Judith Jones have elected to retire from active management of the Company. However, Dennis has elected to remain a consultant to the Company. We have very much enjoyed working with Dennis on this transaction and look forward to his insight and consultation going forward. We believe that Jones' management team is very impressive and look forward to their valuable contributions in the coming years. Drew Franz, the COO of Jones, will join the board of the combined company and will serve as President and CEO of the Jones subsidiary. In addition, Mike Bramblett will assume the role of EVP - Business Development.

Q: HOW WILL EMPLOYEE OPTIONS BE TREATED?

A: The options that are exercisable and in the money will convert upon closing of the merger. Other options are not subject to change of control provisions and therefore will be converted into the options accepted at the deal exchange ratio.

Q: WHAT WILL BE THE BALANCE SHEET IMPACT OF THE MERGER?

A: Jones had about $200MM in cash at the end of March. This cash will further strengthen King's balance sheet and give King a significant war chest going forward. More importantly, cash flow in 2000 will be approximately $175 million for the combined company.

Q: DOES KING EXPECT TO TAKE DOWN THE REST OF ITS SHELF?

A: We continue to focus on strengthening our balance sheet in order to provide ourselves with the maximum amount of flexibility to continue with our acquisition growth strategy. Consistent with that strategy we will continue to review our options with respect to additional capital raisings.

Q: WILL THERE BE ANY RESTRUCTURING COSTS TO THE MERGER?

A: We expect to incur certain one-time charges in the quarter that the transaction closes. We expect the one-time charges to be in the $25 to $30MM range, and are currently working with our accountants to finalize the amount.

Q: HOW MANY SHARES WILL BE OUTSTANDING AFTER THE MERGER?

A: Based on a 1.125 exchange ratio, King would issue approximately 75MM shares to merge with Jones. The total pro forma fully diluted number of shares outstanding would be approximately 167MM.

Q: HOW MUCH OF THE COMBINED COMPANY WILL THE JONESES OWN AND WHAT ARE THEIR INTENTIONS AS SHAREHOLDERS?

A: At closing, Dennis and Judy Jones will hold approximately 8 million shares of King which would represent approximately 5% of the pro forma shares outstanding. They do not intend to sell their stake in the short term.

KING

Q: HOW WILL THE CO-PROMOTION AGREEMENT AFFECT THE SALES OF ALTACE?

A: We expect the sales of Altace to increase significantly as a result of promotion by over 1,000 sales representatives from American Home Products.

Q: DESCRIBE THE CO-PROMOTION AGREEMENT WITH AMERICAN HOME PRODUCTS.

A: On June 23, American Home Products and King announced a co-promotion agreement for Altace in the United States and Puerto Rico. Altace will be jointly marketed by AHP and King. AHP has agreed to dedicate 1,000 sales people to the promotion of Altace.

Subject to the terms of the co-promotion agreement, King will pay AHP an annual fee based on a percentage of net sales. Additionally, AHP purchased $75 million of King registered common stock at a pre-determined market price and paid to King an additional $25 million in cash upon execution of the co-promotion agreement. AHP will pay an additional $50 million to King upon the FDA's final approval of potential new indications for Altace based on the sNDA previously filed by King with the FDA. On May 1, 2000, the FDA's Cardio-Renal Drugs Advisory Committee unanimously recommended the approval of Altace for additional indications after new data from the landmark HOPE Study was submitted that demonstrated significant reduction of myocardial infarction, stroke, and death from cardiovascular causes in patients at risk for such cardiovascular events. The Advisory Committee recommendation followed King's submission of an sNDA on January 18, 2000, for such new indications.

Q: DESCRIBE THE PRODUCTS BEING ACQUIRED FROM AHP.

A: As part of the agreement with AHP, AHP agreed to divest to King its rights in the U.S. and Puerto Rico to Nordette, an oral contraceptive, and Bicillin and Wycillin, two injectable penicillin products. These products have approximately $50MM of combined revenues.

Q: WHAT IS THE STATUS OF FLUOGEN? WHEN DO YOU EXPECT PRODUCTION TO RESUME?

A: During King's meeting with the FDA on June 9, FDA officials stated that they are pleased and encouraged by King's efforts and progress in addressing manufacturing issues with Fluogen to date. The FDA officials noted that they would continue to work closely with King in an attempt to resolve any remaining issues. Further, the FDA officials emphasized the importance of the Influenza Virus Vaccine to the public health. Production of Fluogen resumed on April 14. We believe that Fluogen will be distributed in a timely manner.

Q: DOES KING HAVE PATENT PROTECTION FOR ITS PRODUCTS?

A: King has secured an impressive level of protection for its products by means of a variety of measures: exclusive patents, bioequivalence barriers, manufacturing barriers, and raw materials sourcing hurdles.

                                  * * * * * * *

These communications may contain forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Some important factors which may cause results to differ include: the ability of King and Jones to consummate the contemplated merger described above, including approval by the shareholders of both King and Jones, management of King's growth and integration of its acquisitions, specifically including, but not limited to, the contemplated merger, the ability of King to realize potential synergies from the contemplated merger, significant leverage and debt service requirements of King, dependence on King's ability to continue to acquire branded products, dependence on sales of King's products, the high cost and uncertainty of research, clinical trials, and other development activities involving pharmaceutical products, and the unpredictability of the duration and results of the U.S. Food and Drug Administration's review of New Drug Applications and other filings and/or the review of other regulatory agencies worldwide. Other important factors which may cause results to differ materially from the forward-looking statements are discussed in various sections of King's and Jones' latest Form 10-K and other filings with the Securities and Exchange Commission. King does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

                                  * * * * * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. This document does not constitute an offer or sale of securities. Shareholders of King and other investors are urged to read the joint proxy statement/prospectus which will be included in the registration statement on Form S-4 to be filed by King in connection with the merger because it will contain important information. After this document is filed, it will be available free of charge on the Securities and Exchange Commission's website at www.sec.gov and from King by mail to King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620, Attention: Investor Relations, Telephone (423) 989-8000.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

King plans to file a registration statement on Form S-4 with the SEC in connection with the merger, and Jones and King expect to mail a joint proxy statement/prospectus to shareholders of Jones and King containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY ARE AVAILABLE. The registration statement and the joint proxy statement/prospectus will contain important information about Jones, King, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents may also be obtained from King by mail to King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620,
Attention: Investor Relations, Telephone (423) 989-8023. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

In addition to the registration statement and the joint proxy statement/prospectus, King and Jones file annual, quarterly and special reports, proxy statements and other information with the commission. You may read and copy any reports, statements or other information filed by King or Jones at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. King's and Jones' filings with the commission are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

King, its directors, executive officers and certain other members of management and employees may be soliciting proxies from King shareholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.

Jones, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Jones shareholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.